Exhibit 99.7

Regulations of the

“Lottomatica Group 2011—2015 Share Allocation Plan reserved for employees” of

Lottomatica Group S.p.A. and/or its subsidiaries

NOTICE

The laws and regulations regarding “soliciting for investment in securities” are not applicable to this offer of Shares, as the offer falls within the ambit of article 34-ter, paragraph 1, sub-paragraph m, of Regulation no. 11971 adopted through the Consob Resolution of 14 May 1999, as amended and supplemented (referred to hereafter as the “Issuers’ Regulation”).

As a consequence, this document is not an information prospectus or an equivalent information document pursuant to the Issuers’ Regulation and is not subject to the prior authorization of or to any advance notification to Consob.

Moreover, Beneficiaries (as defined below) who are US employees should represent and agree that: (a) (i) the offer and sale of the Shares and of the Additional Shares have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and it is the intention of the Company that the offer and sale of such securities be exempt from registration under the Securities Act and the rules and regulations promulgated thereunder; and (ii) the allocated Shares (and any part thereof or participation or interest therein) cannot be sold, transferred, assigned, exchanged, pledged, encumbered or otherwise disposed of (including, without limitation, in connection with any hedging activities) unless they are registered under the Securities Act or an exemption from registration (including pursuant to any regulations under the Securities Act) is available, and the Company has no obligation to so register any such Shares; and (b) you will not directly or indirectly sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of (including, without limitation, in connection with any hedging activities) any allocated Shares (or of any part thereof or participation or interest therein) except where in accordance herewith and with applicable law, and in any case on the Milan Stock Exchange or in compliance with any applicable exemption available under the Securities Act.

Article 1

Introduction

The stockholders of Lottomatica Group S.p.A. (the “Company”) resolved in an ordinary general meeting held on April 28, 2011, amongst other things, to approve the Plan and to grant every necessary or appropriate power to the Board of Directors to merely by way of example, (i) identify the beneficiaries from amongst the executives of Lottomatica Group S.p.A. and/or its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of the foreign subsidiaries and assign to each one of them such number of Shares as deemed appropriate; (ii) determine the results and/or performance indicators on which delivery of the Shares is would be subject; (iii) establish each and every further term and condition for the Plan to be put into effect; (iv) drawing-up and approve, as well as amend these Regulations to the extent deemed necessary or appropriate; all of the above to be in conformity with the information provided in the informational memorandum published to the benefit of the Company’s stockholders in advance of the above said meeting and, if necessary, having consulted with the Compensation Committee.

To serve the Plan the Board of Directors, in its meeting of July 28, 2011, amongst other things, approved these Regulations, whose clauses are inseparable amongst themselves.

Article 2

Purposes of the Plan

The purposes of the Plan can be identified and summarized as follows:

•                 to focus the attention of the Beneficiaries (as defined below) on factors of strategic interest;

•                  to encourage the loyalty of the Beneficiaries;

•                  to link the compensation of the Beneficiaries to the creation of value for the Company’s stockholders;

•                   to increase the competitiveness of the Company and of the group it heads, enabling predetermined objectives to be reached;

•                   to ensure that the total compensation package of the Beneficiaries remains competitive on the market;

•                   to establish systems of variable compensation, particularly for Executivies with Strategic Responsibilities in accordance with the self-regulatory code of listed companies promoted by Borsa Italiana S.p.A. (hereinafter, the “Code”).

In the present Regulations, “group” shall mean the controlling company and the companies directly or indirectly controlled pursuant to the provisions in force from time to time.

Article 3

Subject of the Plan

The Plan involves a maximum aggregate number of 855,408 Shares which, at the Company’s discretion, shall be issued and/or assigned free of charge pursuant to Article 2349, paragraph 1 of the Italian civil code, and/or to the applicable buy-back plan, to specific employees of the Company and/or of its subsidiaries (the “Beneficiaries”).

The Beneficiaries and the number of Shares to be individually allocated have been determined by the Company’s Board of Directors, in accordance with the provisions of Article 6 below.

Qualification of each Beneficiary as executive of the Company and/or of any of its Italian subsidiaries, or as Senior Vice Presidents, Vice Presidents, Key Directors or Managers of any of its foreign subsidiaries, at the time of the above Board resolution as well as when becoming a member of the Plan pursuant to Article 4 hereof is conditional upon such membership.

Under the Plan, the allocation and delivery of the Shares to the Beneficiaries shall be carried out during the periods indicated under Article 9 hereof, once the objectives described under Article 7 have been achieved and the other conditions provided in these Regulations have been satisfied.

The number of Shares which form part of the Plan shall be increased, if necessary above the total maximum described above, to the extent corresponding (i) to the gross amount of the dividends and reserves (in value terms), and/or, as the case may be, (ii) to the number of treasury stock that may possibly be distributed by the Company to the holders of Shares in the period between the date of the Allocation Letter and the effective date of delivery of the Shares established pursuant to Article 9; as a result, a number of additional Shares (the “Additional Shares”) shall be allocated to each Beneficiary (i) having a value equivalent to the gross amount of the dividends and reserves, and/or (ii) equivalent to the number of own stock, that would have been distributed to him or her had the Shares to be allocated pursuant to the following Article 8 been allocated and delivered to him or her at the date of the Allocation Letter. In order to determine the number of Additional Shares arising from dividends and reserves to be allocated to the Beneficiaries, their unit value shall be conventionally equal to the arithmetic average of the official price of the Shares on the Mercato Telematico Azionario organized and run by Borsa Italiana S.p.A. in the 30 days preceding the respective detachment dates.

Article 4

Membership of the Plan

In accordance with the terms and conditions hereof, the Company’s Board of Directors has approved during the above said meeting the allocation of Shares to the Beneficiaries who have been informed through the Allocation Letter, of the number of Shares respectively allocated.

Beneficiaries who wish to become members the Plan must fill in, initial on each single page, sign and return to the Company a copy of the Allocation Letter, of the Application Form and of these Regulations, within the deadline indicated in the Allocation Letter.

The delivery by hand of the Allocation Letter and the above said attachments to the Beneficiaries who reside in Italy, as well as their returning such documents to the Company’s Department of Resources and Shared Services always by hand shall take place at the Company’s headquarters or at any of its secondary premises.

The delivery of the Allocation Letter and the above said attachments to the Beneficiaries who reside in countries other than Italy, as well as their returning such documents to the respective Corporate Human Resources Department shall take place in compliance with the laws and regulations applicable in those countries.

Failure to comply with the provisions under this Article 4 will cause the application to be invalid (also pursuant to Article 1326, paragraph 4 of the Italian civil code) and/or not receivable by the Company.

Article 5

Nature and characteristics of the Shares

The Shares and the Additional Shares are allocated free of charge: the Beneficiaries as a result will not be held liable to pay any amounts to the Company.

The Shares and the Additional Shares allocated to the Beneficiaries shall be freely disposable and therefore transferable, exception made for those Beneficiaries in their capacity as Executives with Strategic Responsibilities, to the extent set under Article 9 below.

In the event of the employment termination or of death of the Beneficiary, Articles 12 and 13 shall respectively apply, unless otherwise provided for pursuant to the Allocation Letter.

The Beneficiary recognizes and acknowledges that every benefit granted under the Plan is extraordinary and, as such, is not in any manner to be considered as an integral part of the Beneficiary’s normal compensation, nor may it be considered as the title to or ground for similar or additional benefits, whether within the Plan or any other plans that may be approved by the Company or otherwise, not even at the termination date of the Plan. Furthermore, the Plan as such does not bind the Company to keep the Beneficiary in its current employment.

Article 6

Criteria for the allocation of the Shares

The Board of Directors of the Company has identified the Beneficiaries from amongst the executives of Lottomatica Group S.p.A. and/or of its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries, and established the maximum number of Shares allocated to each one of them (the “Allocated Shares”) pursuant to the criteria indicated by the stockholders’ ordinary meeting on April 28, 2011. The number of Allocated Shares is communicated to each Beneficiary by means of the Allocation Letter.

For the purpose and to the effects of the Plan, the number of Allocated Shares may vary among the Beneficiaries; as a result, each Beneficiary hereby recognizes and accepts that the allocation of the Shares among the Beneficiaries cannot be argued.

Article 7

Targets

The actual delivery of the Allocated Shares and of the related Additional Shares shall be subject to the satisfaction of both the following conditions:

(i)                                     that the Total Consolidated EBITDA (as defined below) reaches at least 90% of the targeted Total Consolidated EBITDA specified under Article 8 hereof, first part; and

(ii)                                  that the Consolidated Net Financial Debt divided by the Consolidated EBITDA (both as defined below and relating to the financial year 2013), be no greater than 2.57.

If one or both of the above targets are not met, the Allocated Shares and, consequently, the Additional Shares shall be forfeited.

For the purposes of these Regulations:

•                                          “Consolidated EBITDA” shall mean earnings before taxes of the group headed by the Company on the closing date of a financial year, as set forth in the consolidated financial statements approved by the Board of Directors of the Company, to which amortization and depreciation must be added, including non-monetary adjustments resulting from allocation of losses on purchases, interest receivable and payable or any other financial expenses, gains and losses on the disposal of intangible and tangible fixed assets, minority interest in the result for those shareholders which do not control the Company. “One-off” expenses are always included in Consolidated EBITDA with the sole exception of one-off expenses expressly approved by the Board of Directors or the Executive Committee of the Company;

•                                          “Total Consolidated EBITDA” shall mean the aggregate of the Consolidated EBITDA for 2011, 2012 and 2013 financial years;

•                                          “Consolidated Net Financial Debt” shall mean the long term financial debts, including the current portion of long term debts, and the short term financial debts, after deducting short term financial investments, cash and cash equivalents, other forms of cash, if any, such as restricted cash and cash held in escrow, as indicated in the “nota illustrativa” of the consolidated financial statements at December 31, 2013 approved by the Board of Directors of the Company. Quasi-equity borrowings (i.e. hybrid) are included in Consolidated Net Financial Debt.

Article 8

Amount of Shares to be delivered

Subject to satisfaction of the conditions under Article 7 hereof, points (i) and (ii), each Beneficiary shall have the right to receive,, according to the terms and conditions under the following Article 9, such number of Allocated Shares - assuming a targeted Total Consolidated EBITDA equal to Euro 2,767 million — to be determined as follow and as communicated by the Company per the below notification (the “Vested Shares”):

Vested Shares to be delivered to each
% of targeted Total Consolidated	Beneficiary on the amount of Allocated
EBITDA achieved	Shares (%)
less than 90%	0.00%
90.00%	30.00%
91.00%	36.00%
92.00%	42.00%
93.00%	48.00%
94.00%	54.00%
95.00%	60.00%
96.00%	66.00%
97.00%	72.00%
98.00%	78.00%
99.00%	84.00%
100.00%	90.00%
101.00%	92.00%
102.00%	94.00%
103.00%	96.00%
104.00%	98.00%
105.00%	100.00%

Note: for example, if the Total Consolidated EBITDA achieved is equal to 95% of the targeted one, the Beneficiary will have the right to receive 60% of the Allocated Shares. If the Total Consolidated EBITDA achieved is equal to 95.5% of the targeted one, the Beneficiary will always have the right to receive 60% of the Allocated Shares. In addition, each Beneficiary shall have the right to receive a number of Additional Shares to be determined according to Article 3 above. If not a whole number, the number of Vested Shares and of Additional Shares to be deliverd to each Beneficiary shall be rounded down to the nearest whole number.

The Company will notify the Beneficiaries of the amount of Consolidated EBITDA achieved for the years 2011 and 2012 within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2011 and 2012 respectively. The Company will similarly notify the Beneficiaries of the amount of (i) Consolidated EBITDA achieved for the year 2013, (ii) Total Consolidated EBITDA, (iii) Consolidated Net Financial Debt as well as (iv) the result of the division pursuant to the above Article 7, point (ii), within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2013.

Article 9

Delivery of the Vested as well as Additional Shares and Cash Equivalent

The Company shall proceed to allocate and deliver to the Beneficiaries:

•                       not more than 50% of the Vested Shares and of the Additional Shares due pursuant to the above Article 8, within the 15th day following the date on which the coupon relating to the dividend distribution resolved by the general stockholders’ meeting approving the Company’s financial statements at December 31, 2013 is detached or, alternatively, if the general stockholders’ meeting does not resolve the distribution of a dividend, within 15 days from the date of that meeting and in no cases later than December 31, 2014, unless otherwise provided for in the Allocation Letter (the “First Delivery Date”);

•                       the remaining Shares and aAdditional Shares due pursuant to the previous Article 8, after one year from the First Delivery Date and, in any case, not later than December 31, 2015 (the “Second Delivery Date”), except for what may be stated in the Allocation Letter.

The Shares and the Additional Shares shall be delivered to the Beneficiary in dematerialized form by crediting them on the security deposit account of the Beneficiary at least five days prior to the date of the stockholders’ general meeting to be held to approve the Company’s financial statements at December 31, 2013; the Beneficiary shall provide the Company with the details of the account to which any Cash Equivalent (as defined later) must be credited.

If the Company is not in the position required by the law to be able to issue the Shares and the Additional Shares and allocate them free of charge to the Beneficiaries, pursuant to article 2349, paragraph 1 of the Italian civil code, or to transfer to them free of charge an equivalent number of treasury stock, then the settlement with the Beneficiary, in any event within the First and Second Delivery Date, shall take place through the payment of an amount in cash equivalent to the value of the Vested Shares and of the Additional Shares that would deliverd to the Beneficiary (the “Cash Equivalent”). For each Vested and Additional Shares the Cash Equivalent shall be the arithmetic average of the official price of the Company’s ordinary Shares on the Milan Stock Exchange (Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A.) in the 30-day period preceding the 2013 dividend detachment date or, alternatively, if the general stockholders’ meeting does not resolve the distribution of a dividend, in the 30-day period preceding the date of that meeting. Whether the conditions required by law for the delivery of the Shares and of the Additional Shares exist or not, the Company may in any case alternatively decide to settle the value of the Shares and of the Additional Shares, in whole or in part, by the Cash Equivalent.

The delivery of the Shares, of the Additional Shares and of the Cash Equivalent is conditional upon the payment by the Beneficiary to the Employer of his/her share of the amounts that the Employer must withhold and pay to the tax authorities as withholding agent.

Pursuant to Art. 7.C.3 of the Code, each Beneficiary serving the Company or any of its subsidiaries in its capacity as an Executive with Strategic Responsabilities will be required to retain for three years following the First and Second Delivery Date a quota at least equal to 20% of the Shares and of the Additional Shares received, without the right to dispose of the same in whatsoever manner; similarly, 20% of the Cash Equivalent, if any, shall be invested, simultaneously with the receipt of the same, in Shares issued by the Company, to be retained for the same three-year term. The above provisions shall not apply in any of the circumstances set under Articles 12 and 13 hereof.

By “Executives with Strategic Responsibilities” it has to be intended, pursuant to Consob Resolution No. 17221/2010, those persons having directly or indirectly the authority and the responsibility to plan, direct and control the activities of the Company, including its (whether or not executive) Board members.

Article 10

Rights of the Shares

The Vested Shares and the Additional Shares shall have ordinary rights and as a consequence shall have rights equal to those of the other outstanding Shares at their date of issue.

Article 11

Costs and expenses

All costs relating to the issue and transfer of the Shares and of the Additional Shares to the Beneficiaries shall be borne by the Company. Every cost related to the securities accounts of the Beneficiaries referred to under Article 9 above shall, however, be borne exclusively by them. This does not have any effect on the provisions of Article 14 hereof.

Article 12

Termination of the employment

In principle the right of the Beneficiary to receive the Vested Shares and the Additional Shares is subject to its ongoing employment with its Employer.

Subject to Article 13 hereof and unless otherwise provided pursuant to the Allocation Letter:

(a)         in the event that the employment is terminated for such disability of the Beneficiary as to prevent its continuation, the Beneficiary shall have the right to receive exclusively the Shares and the Additional Shares due to him or her pursuant to Articles 7 and 8 hereof at the time that the employment ceases, provided that the relevant targets were not even though not yet ascertained. The Company shall allocate and deliver the Shares and the Additional Shares by the First and Second Delivery Date, respectively;

(b)         subject to any contrary mandatory provisions of law, in the event that the employment terminates for any reason (other than that described under paragraph (a) hereinabove), the Beneficiary will definitively lose — as the consignee receives the dismissal notice or resignation letter, or the employment is jointly resolved — the right to receive the Vested Shares and the Additional Shares not yet actually delivered to him/her, whether or not the objectives referred to under Article 7 above have been achieved and ascertained.

The Company’s Board of Directors may, in its discretional and unchallengeable judgment, as well as within the term established by it, deliver the Allocated Shares and the Additional Shares to the Beneficiary in a more ample manner than that provided for herein, or allocate to other Beneficiaries the Allocated Shares and the Additional Shares which become available after termination of the employment with one or more Beneficiaries.

Entitlement to the Allocated Shares and to the Additional Shares will not be prejudiced should the Beneficiary move from the Company to one of its subsidiaries or vice versa, or move from one subsidiary to another, provided that he/she remains an employee of an Employer.

The Board of Directors, if possible and in its discretional judgment, may allow the Beneficiary to maintain the rights set forth under the Plan, at the same conditions, in the event that the employment is terminated but, at the same time, the Beneficiary takes or maintains the office as director of the Company and/or one of its subsidiaries.

Subject to any terms and conditions referred to under the Allocation Letter, in the event of a Change in Control (as defined below) of the Company prior to the termination of the employment for any cause whatsoever, the Board of Directors may take such actions as it deems appropriate and fair to safeguard the purposes of the Plan and to protect the Beneficiaries, including, without limitations, the granting to the Beneficiary of the right to receive the whole number of Allocated Shares indicated in the Allocation Letter and the related Additional Shares, irrespective of whether at the time the Change in Control takes place the targets under Article 7 have been reached or not. In such an event, the Company shall deliver the Shares and the Additional Shares to the Beneficiary within the term to be determined by the Board itself and, in any case, not lower than thirty days from the date the Change of Control effectively occurred.

For purposes hereof “Change in Control” means the happening of any of the following:

(a)                                 one or more “persons” jointly among them (as defined below), excluding those that control the Company, the Company itself, any of its subsidiaries and affiliates, as well as any pension fund of the Company or of any of its subsidiaries and affiliates, become the owners, directly or indirectly, of securities of the Company representing 30% or more of the combined voting rights of the Company’s then outstanding stock capital exercisable in shareholders’ ordinary meetings called for the appointment of the managing body of the Company;

(b)                                 execution of a final and binding agreement of (i) merger or business combination of the Company into or with another person, other than De Agostini S.p.A. and its subsidiaries, if (A) a majority of the directors of the surviving person were not directors of the Company immediately prior to the effective date of such merger or business combination, or (B) the persons that jointly controlled the Company prior to the effective date of such merger or business combination, thereafter come to beneficially own, directly or indirectly, less than 50% of the combined voting rights of the then outstanding stock capital of the surviving person for the appointment of the relevant managing body; or (ii) sale or other even temporary disposition of all or substantially all of the assets of the Company to one or more persons jointly among them, if the voting rights to appoint the managing bod(ies) of such person(s) are not at least 50% beneficially owned, directly or indirectly, by the Company and/or any of its controlling persons and/or respective subsidiaries or affiliates;

c)                                      the control relationship ceases between the Company and the Employer of the Beneficiary.

For purposes of the definition of “Change in Control”, “person” means: an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental entity or other entity of any kind or nature.

Article 13

Death of the Beneficiary

In case of death of the Beneficiary, his or her heirs shall have the same rights as the Beneficiary at the time of his or her death, pursuant to Article 12, sub-paragraph a). As a result, the heirs shall have the right to receive exclusively the Shares and the Additional Shares due to the Beneficiary at the time of death, so the Shares or Additional Shares in relation to which targets have been achieved although not yet ascertained. The Company shall deliver the Shares and the Additional Shares due (or alternatively the Cash Equivalent) by the First and the Second Delivery Date, respectively by crediting these on the accounts that the Beneficiary may have indicated pursuant to Article 9, second paragraph; alternatively, if the Beneficiary has not provided details of these accounts by the time of his or her death, the delivery shall be made in favor of the Beneficiary’s heirs or successors in a specific capacity, on the basis of the appropriate documentation proving their legitimate position under the law as heirs or successors in a specific capacity.

Article 14

Tax regime for the Shares

Notwithstanding Article 11 hereof, the income taxes of the Beneficiary (and the severance and assistance contributions — where applicable - to be borne by the employee by law) relating to (i) the delivery of the Shares and of the Additional Shares and the possible subsequent sale of them, and (ii) the payment of the Cash Equivalent, shall be borne by the Beneficiary. Accordingly, at the time of the delivery of the Shares and of the Additional Shares, or of the payment of the Cash Equivalent, in case the withholdings (for tax, social security contributions, etc.) were due under the applicable law, the Beneficiary shall be obliged to provide the funds necessary to allow the Employer to make the payments due by it as withholding agent.

Article 15

Additional incentive instruments

The Plan shall not in any way limit the faculty of the Company to adopt new incentive plans or similar ones, including those reserved for subjects other than the Beneficiaries.

Article 16

Duration of the Plan

The Plan shall in any event terminate no later than December 31, 2015, even in the case that one or more Shares or Additional Shares have not yet been delivered by that date. The non disposal provision set under Article 9 above for the Executives with Strategic Responsibilities shall anyway survive so long as provided thereunder.

Article 17

Review of the Regulations

In the event of Company’s capital increases, either free of charge or for consideration (except where serving stock incentive plans), splits or reverse splits, significant reserve distributions, mergers, demergers, exclusion of the Shares from the official listing on the Milan Stock Exchange (or other regulated market), changes in legislation or regulations, or any other events likely to prejudice the Shares, the achievement of the Plan’s targets or, more generally, the Plan itself, the Board of Directors of the Company shall amend and/or supplement the Regulations as deemed necessary and/or appropriate to keep the essential contents of the Plan as unaltered as possible, including the permission to recive the Shares and/or the Additional Shares in advance and/or dispose of the same, or of the Cash Equivalent resulting therefrom, notwithstanding the restrictions imposed on certain Beneficiaries in their capacity as Executives with Strategic Responsibilities, pursuant to Article 9 hereof.

Notwithstanding anything herein to the contrary, no amendment to or modification of the Regulations or, as the case may be, the Allocation Letter or any of its attachments, shall have an adverse effect on the rights of the Beneficiary in relation with his/her outstanding Share award without the consent of the same Beneficiary.

Article 18

Confidentiality

Any information regarding the names of the Beneficiaries, the number of Shares allocated to each of them, the agreements with the Company as well as the covenants applicable to single Beneficiaries or any other agreements to which each Beneficiary may be a party, shall be kept strictly confidential and, as a result, shall not be communicated, revealed, disseminated, delivered and/or transferred in any way whatsoever to other Beneficiaries or to third parties for the entire duration of the Plan, to the extent permitted by the law and by any self-regulatory codes adopted by the Company.

Article 19

Applicable law

These Regulations shall be governed by the Italian law.

Article 20

Disputes

The Company and the Beneficiaries will do everything possible to attempt to resolve any dispute that may arise in connection with the existence, validity, interpretation, execution and/or termination of these Regulations in a friendly manner.

Any such dispute or controversy shall anyway be subject to the exclusive competence of the Courts of Rome.

* * *

Rome, July 28, 2011
For the Board of Directors
(The Chairman)